Mail Stop 3561
                                                             July 31, 2018


Nicholas Campanella
Chief Financial Officer
Sun Pacific Holding Corp
215 Gordon's Corner Road, Suite 1a
Manalapan NY 07726

       Re:     Sun Pacific Holding Corp
               Form 10-K for Fiscal Year Ended December 31, 2017
               Filed April 2, 2018
               File No. 000-51935

Dear Mr. Campanella:

        We issued comments to you on the above captioned filing on May 31, 2018. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 14, 2018.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

                                                             Sincerely,

                                                             /s/ Lyn Shenk

                                                             Lyn Shenk
                                                             Branch Chief
                                                             Office of
Transportation and Leisure